UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934
Date of Report: August 7, 2007
Commission File Number 001-16139
Wipro Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Karnataka, India
(Jurisdiction of incorporation or organization)
Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India +91-80-2844-0011
(Address of principal executive offices)
Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F:
          Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
          Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b).
Not applicable.

DISCLOSURE OF ENTRY INTO MATERIAL DEFINITIVE AGREEMENT
     On August 6, 2007, Wipro Limited (“Wipro”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Wipro, Roxy Acquisition Corp. (“Merger Sub”), an indirect wholly-owned subsidiary of Wipro, and Infocrossing, Inc. (“Infocrossing”) pursuant to which Wipro shall acquire Infocrossing, a provider of IT infrastructure management, for $18.70 per share in an all cash deal.
     The acquisition shall be conducted by means of a tender offer for all of the outstanding shares of Infocrossing, followed by a merger of Infocrossing with Merger Sub that would result in Infocrossing becoming an indirect wholly owned subsidiary of Wipro. Wipro expects to commence the tender offer promptly.
     Wipro’s acceptance of the shares tendered in connection with the tender offer is subject to customary conditions, including, among others, the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and the receipt of any other material antitrust or merger control approvals. In addition, Wipro’s acceptance of the tendered shares is subject to Wipro’s ownership, following such acceptance, of at least a majority of all then-outstanding shares of Infocrossing common stock.
     The closing of the merger is subject to customary closing conditions, and, depending on the number of shares held by Wipro after its acceptance of the shares properly tendered in connection with the offer, approval of the merger by the holders of Infocrossing’s outstanding shares after the completion of the tender offer also may be required.
     On August 6, 2007, Wipro issued a press release announcing that it had agreed to acquire Infocrossing. The text of the press release is furnished as Exhibit 99.1 attached hereto. Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Exchange Act and shall not be deemed incorporated by reference into any filing under the Securities Act.
Exhibits
99.1 Text of Wipro’s press release, dated August 6, 2007, entitled “ Wipro to acquire Infocrossing” (furnished herewith).
     Additional Information
     The tender offer for the common stock of Infocrossing, Inc. (“Infocrossing”) has not yet commenced. This filing is neither an offer to purchase nor a solicitation of an offer to sell Infocrossing’s common stock. The solicitation and the offer to buy shares of Infocrossing common stock will be made only pursuant to an offer to purchase and related materials that Wipro Limited (“Wipro”) intends to file with the SEC on Schedule TO. Infocrossing also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. Infocrossing stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. Infocrossing stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Wipro (with respect to documents filed by Wipro with the SEC), at www.Wipro.com, or from Infocrossing (with respect to documents filed by Infocrossing with the SEC). Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.
Forward Looking Statements
     This filing and the exhibit hereto contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the anticipated timing of filings and approvals relating to the acquisition, the expected timing of the completion of the transaction, and the ability to complete the transaction considering the various closing conditions, including those conditions related to antitrust regulations. Risks, uncertainties and assumptions include risks related to the timing or ultimate completion of the transaction. Wipro assumes no obligation and does not intend to update these forward-looking statements.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Wipro Limited
/s/ Suresh C. Senapaty
Suresh C. Senapaty
Executive Vice President, Finance and Chief Financial Officer

Dated: August 7, 2007

INDEX TO EXHIBITS
Exhibits
99.1	Text of Wipro’s press release, dated August 6, 2007, entitled “Wipro to acquire Infocrossing” (furnished herewith).